Exhibit 99.1

News Release

Hexcel Corporation, 281 Tresser Boulevard, Stamford, CT 06901 (203) 969-0666

HEXCEL REPORTS 2009 SECOND QUARTER RESULTS

Second Quarter 2009 Highlights

•                  Sales of $277.3 million were 22.9% lower than last year (18.7% in constant currency) resulting in net income of $16.8 million, $0.17 per diluted share ($0.18 adjusted for one-time items) versus $0.27 per diluted share last year ($0.21 adjusted for one-time items).

•                  Year to date free cash flow of $22 million, $114 million better than the first half of 2008.

•                  Refinancing of Senior Credit facility completed.  Next significant debt maturity now 2013.

	Quarter Ended June 30,			Six Months Ended June 30,
(In millions, except per share data)	2009	2008	% Change	2009	2008	% Change
Net Sales	$277.3	$359.5	(22.9)%	$584.6	$704.0	(17.0)%
Operating Income	29.7	29.3	1.4%	69.6	65.7	5.9%
Net Income	16.8	26.7	(37.1)%	40.2	49.9	(19.4)%
Diluted net income per common share	$0.17	$0.27		$0.41	$0.51

Non-GAAP Measures for y-o-y comparisons:
Adjusted Operating Income (table C)	$31.4	$38.1	(17.6)%	$71.3	$77.8	(8.4)%
As a % of sales	11.3%	10.6%		12.2%	11.1%
Adjusted Net Income (table D)	17.9	20.3	(11.8)%	41.3	42.7	(3.3)%
Adjusted diluted net income per share	$0.18	$0.21		$0.42	$0.44

STAMFORD, CT. July 27, 2009 — Hexcel Corporation (NYSE: HXL), today reported results for the second quarter of 2009.  Net sales during the quarter were $277.3 million, 22.9% lower than the $359.5 million reported for the second quarter of 2008.  Operating income for the second quarter was $29.7 million, compared to $29.3 million for the same quarter last year.  The 2008 period included $7.6 million of environmental reserves for remediation of a manufacturing facility sold in 1986, while the 2009 results include $1.7 million of additional environmental reserves related to this and another previously sold facility.  Net income for the second quarter of 2009 was $16.8 million, or $0.17 per diluted share, compared to $26.7 million or $0.27 per diluted share in 2008.  2008 results included an $11.1 million net tax benefit primarily from the reinstatement of previously written off U.S. deferred tax assets.  Excluding the after tax impact of the 2009 environmental charges, adjusted net income for the second quarter of 2009 was $0.18 per share. Excluding the 2008 environmental charge and the tax benefit, adjusted net income for the second quarter of 2008 was $0.21 per share (see Table D).

Chief Executive Officer Comments

Mr. Berges commented, “Operational improvements at our factories and good cost controls allowed us to maintain double digit adjusted operating income margins despite dramatically lower sales.  The drop in commercial aerospace is related to significant supply chain inventory adjustments, the rapid decline in the regional and business aircraft market and new program delays.  The wind energy market is also now experiencing lower levels of demand as financing issues facing wind generator customers have begun to delay previously announced projects.”

Mr. Berges continued, “While we have limited ability to influence short term sales, we are focused on what we can control: our own cost structure, operational efficiency and cash flow.  This quarter we continued to reduce headcount, controllable costs, capital expenditures and inventories.  We are particularly pleased with our cash performance this quarter.  We generated $47 million in free cash for the quarter, and we are now $22 million free cash flow positive for the year as compared to $92 million of usage in the first half of 2008.”

As for the future, Mr. Berges said, “Clearly our previous planning assumption of reducing our cost structure to handle a 5% year over year volume decline is no longer appropriate   We expect the third quarter to be the low point of the year as reduced commercial aerospace and wind demand combine with the normal summer seasonal slowdown.  Therefore, we are aggressively reducing plant schedules to better match near term demand and improve cash flows, and we are now targeting over $40 million of free cash flow for the year. While we expect further weakness in regional and business aircraft sales, we are hopeful that thawing in credit markets, renewable energy policy and new aircraft program progress may begin to offset market softness in 2010.”

Markets

Commercial Aerospace

•                  Commercial aerospace sales of $137.8 million declined 30.6% (28.1% in constant currency) for the quarter as compared to the second quarter 2008. As previously planned large aircraft line rate increases give way to rate reductions, adjustments to inventory levels by our customers resulted in exaggerated sales declines to Airbus, Boeing and their subcontractors, particularly for Airbus programs.

•                  Sales to “other commercial aerospace”, which include regional and business aircraft customers, were down over 40% as compared to the second quarter 2008 as the impact of announced production cut-backs in this segment is now being felt.  As compared to the first quarter of 2009, sales were down over 30%.  This sub-segment, which represented 28% of commercial aerospace sales in 2008, continues to be vulnerable to further declines.

•                  Revenues attributed to new aircraft programs (A380, A350, B787, B747-8) were just above those in the first quarter of 2009, but lower than last year due principally to 787 delays.

Space & Defense

•                  Space & Defense sales of $74.7 million declined by 0.4% (but increased 2.8% in constant currency) compared to the second quarter of 2008.  Rotorcraft sales continue to be a strong contributor and are expected to help offset the impact of the potential of a wind-down of the F22 or C17 programs.

Industrial

•                  Total Industrial sales of $64.8 million for the second quarter of 2009 were down 24.5% in actual dollars (15.6% in constant currency) over last year due primarily to wind energy and automotive sub-markets.    Year to date wind energy sales are now flat in constant currency compared to first half of 2008.  Existing and new wind turbine projects are clearly being hampered by difficult credit markets.  Recent clarity in the American Recovery and Reinvestment Act of 2009 should help restart order flow in the U.S., but global financing availability remains a concern for the next few quarters.  Industrial sales excluding wind energy and automotive were down slightly for the quarter compared to second quarter 2008 in constant currency but are up year-to-date thanks to sales to the American Centrifuge Project.

Operations

•                  Gross margin was 22.8% of net sales for the quarter as compared to 21.2% in the same period last year, though down from first quarter of 2009 due to volumes, and modest headwinds from exchange rates and energy related commodity costs.  The improved gross margin percentage over last year despite the large sales decline reflects factory productivity and cost reduction initiatives, favorable product mix, and incremental improvements at our new European facilities.  Foreign exchange rates, lower commodity and freight costs were also helpful versus last year, but less than we experienced in the first quarter.

•                  Selling, general and administrative expenses in the quarter were $25.3 million versus $30.0 million in 2008 reflecting lower spending and aided by the weaker Euro and British pound.  Research and technology expenses of $6.4 million for the quarter were 10% lower than last year on a constant currency basis, primarily due to higher qualification costs last year for new commercial aerospace programs.

Tax

•                  The tax provision was $5.7 million for the second quarter of 2009, for an effective tax rate of 25.7%.  The rate includes the release of $1.1 million of reserves for uncertain tax positions as a result of an audit settlement.  Excluding this benefit, our year to date effective tax rate is 31.7%, which is in the range of our expected underlying run-rate.  In the second quarter of 2008, we increased our net income by $11.1 million, or $0.11 per diluted share, primarily from the reinstatement of U.S. deferred tax assets previously written off.

Cash and other

•                  Total debt, net of cash as of June 30, 2009 was $331.4 million, a year to date decrease of $12.3 million.  The net debt reduction was driven by the concerted efforts to reduce accounts receivable and inventories and by prudently managing capital expenditures to maintain alignment with expected demand.

•                  As previously announced, during the quarter we successfully entered into a new $300 million senior secured credit facility which includes a $175 million term loan and a $125 million revolver facility. The revolver expires in 2013 and the term loan in 2014.  At June 30, we had no amounts outstanding on our new revolver facility.  After considering the $12.5 million of outstanding letters of credit, we had $185.1 million of cash on hand and available borrowings under the revolver facility.   The second quarter results include a $1.7 million pretax charge to interest expense in connection with the accelerated amortization of deferred financing costs from the old credit facility.

•                  Year to date free cash flow is $22.0 million, which is defined as cash provided by operating activities less capital expenditures (see Table D).   The primary difference between the reduction in net debt and free cash flow was the $10.3 million of refinancing costs for the new credit facility.

*****

Hexcel will host a conference call at 11:00 A.M. ET, tomorrow, July 28, 2009 to discuss the second quarter results and respond to analyst questions.  The telephone number for the conference call is (719) 325-2133 and the confirmation code is 9407173.  The call will be simultaneously hosted on Hexcel’s web site at www.hexcel.com/investors/index.html. Replays of the call will be available on the web site for approximately three days.

*****

Hexcel Corporation is a leading advanced composites company.  It develops, manufactures and markets lightweight, high-performance structural materials, including carbon fibers, reinforcements, prepregs, honeycomb, matrix systems, adhesives and composite structures, used in commercial aerospace, space and defense and industrial applications such as wind turbine blades.

*****

Disclaimer on Forward Looking Statements

This press release contains statements that are forward looking, including statements relating to anticipated trends in constant currency for the market segments we serve (including changes in commercial aerospace revenues, the estimates and expectations based on aircraft production rates made publicly available by Boeing and Airbus, the revenues we may generate from an aircraft model or program, the impact of delays in new aircraft programs, the outlook for space & defense revenues and the trend in wind energy, recreation and other industrial applications); our ability to maintain and improve margins in light of the ramp-up of new facilities and the current economic environment; and the impact of the above factors on our expectations of 2009 financial results.  Actual results may differ materially from the results anticipated in the forward looking statements due to a variety of factors, including but not limited to changing market conditions, increased competition, product mix, inability to achieve planned manufacturing improvements and cost reductions, conditions in the financial markets and changes in currency exchange rates, interest rates, environmental regulations and tax codes.  Additional risk factors are described in our filings with the SEC.  We do not undertake an obligation to update our forward-looking statements to reflect future events.

Contact Information
Investors:	Media:
Wayne Pensky	Michael Bacal
(203) 352-6839	(203) 352-6826
wayne.pensky@hexcel.com	michael.bacal@hexcel.com

Hexcel Corporation and Subsidiaries

Condensed Consolidated Statements of Operations

	Unaudited
	Quarter Ended June 30,		Six Months Ended June 30,
(In millions, except per share data)	2009	2008	2009	2008
Net sales	$277.3	$359.5	$584.6	$704.0
Cost of sales	214.2	283.4	444.5	547.8
Gross margin	63.1	76.1	140.1	156.2
% Gross Margin	22.8%	21.2%	24.0%	22.2%
Selling, general and administrative expenses	25.3	30.0	54.6	62.0
Research and technology expenses	6.4	8.0	14.2	16.5
Business consolidation and restructuring expenses	—	1.2	—	1.8
Other operating expense (a)	1.7	7.6	1.7	10.2
Operating income	29.7	29.3	69.6	65.7
Interest expense, net (b)	7.5	5.9	12.9	10.9
Income before income taxes and equity in earnings from affiliated companies	22.2	23.4	56.7	54.8
Provision (Benefit) for income taxes (c)	5.7	(2.0)	16.9	7.5
Income before equity in earnings from affiliated companies	16.5	25.4	39.8	47.3
Equity in earnings from affiliated companies	0.3	1.3	0.4	2.6

Net income	16.8	26.7	40.2	49.9

Basic net income per common share:	$0.17	0.28	$0.42	0.52

Diluted net income per common share:	$0.17	0.27	$0.41	0.51

Weighted-average common shares:
Basic	96.9	96.2	96.8	96.2
Diluted	97.8	97.8	97.8	97.8

(a)

Second quarter of 2008 included $7.6 million of environmental reserves for remediation of a manufacturing facility sold in 1986, while the 2009 results include $1.7 million of additional environmental reserves related to this and another previously sold facility. Other operating expense for the six months ended June 30, 2008 also includes a $2.6 million charge related to the termination of our U.S. defined benefit plan.

(b)	Includes $1.7 million of expense in the second quarter of 2009 related to the accelerated amortization of deferred financing costs as a result of repayment of the old senior secured credit facility.

(c)

The Provision/(Benefit) for income taxes for the quarter and six months ended June 30, 2008 includes ($11.1) million and ($13.6) million, respectively, in benefits primarily from the reinstatement of U.S. deferred tax assets previously written off.

Hexcel Corporation and Subsidiaries

Condensed Consolidated Balance Sheets

	Unaudited
(In millions)	June 30, 2009	March 31, 2009	December 31, 2008
Assets
Current assets:
Cash and cash equivalents	$72.6	$27.0	$50.9
Accounts receivable, net	173.5	217.8	189.4
Inventories, net	171.4	185.3	195.3
Prepaid expenses and other current assets	38.4	39.3	45.1
Total current assets	455.9	469.4	480.7

Property, plant and equipment	1,025.8	984.2	971.7
Less accumulated depreciation	(441.1)	(421.6)	(419.4)
Net property, plant and equipment	584.7	562.6	552.3

Goodwill and other intangible assets, net	56.9	55.7	56.0
Investments in affiliated companies	10.8	10.6	10.6
Deferred tax assets	80.0	81.5	88.3
Other assets	26.5	20.0	22.4
Total assets	$1,214.8	$1,199.8	$1,210.3

Liabilities and Stockholders’ Equity
Current liabilities:
Notes payable and current maturities of capital lease obligations	$13.2	$6.6	$2.1
Accounts payable	74.7	103.0	120.5
Accrued liabilities	85.1	91.9	101.6
Total current liabilities	173.0	201.5	224.2

Long-term notes payable and capital lease obligations	390.8	392.0	392.5
Other non-current liabilities	83.9	80.9	84.4
Total liabilities	647.7	674.4	701.1

Stockholders’ equity:
Common stock, $0.01 par value, 200.0 shares authorized, 98.6 shares issued at June 30, 2009, 98.5 shares issued at March 31, 2009 and 98.3 shares issued at December 31, 2008	1.0	1.0	1.0
Additional paid-in capital	531.9	530.7	526.1
Retained earnings	54.8	38.1	14.6
Accumulated other comprehensive income (loss)	3.9	(19.9)	(8.7)
	591.6	549.9	533.0
Less — Treasury stock, at cost, 2.0 shares at June 30, 2009, 1.9 shares at March 31, 2009 and December 31, 2008	(24.5)	(24.5)	(23.8)
Total stockholders’ equity	567.1	525.4	509.2
Total liabilities and stockholders’ equity	$1,214.8	$1,199.8	$1,210.3

Hexcel Corporation and Subsidiaries

Condensed Consolidated Statements of Cash Flows

	Unaudited
	Year to Date Ended June 30,
(In millions)	2009	2008

Cash flows from operating activities
Net income	$40.2	$49.9

Reconciliation to net cash (used for) provided by operating activities:
Depreciation and amortization	22.5	22.4
Amortization of debt discount and deferred financing costs	2.8	0.8
Deferred income taxes	12.1	(3.5)
Business consolidation and restructuring expenses	—	1.8
Business consolidation and restructuring payments	(1.3)	(3.2)
Equity in earnings from affiliated companies	(0.4)	(2.6)
Share-based compensation	5.5	6.9
Excess tax benefits on share-based compensation	0.4	(1.0)

Changes in assets and liabilities:
Decrease (increase) in accounts receivable	14.8	(42.9)
Decrease (increase) in inventories	22.6	(20.9)
(Increase) decrease in prepaid expenses and other current assets	(3.5)	1.9
(Decrease) in accounts payable/accrued liabilities	(48.8)	(21.9)
Other - net	3.0	6.8
Net cash provided by (used for) operating activities	69.9	(5.5)

Cash flows from investing activities
Capital expenditures and deposits for capital purchases	(47.9)	(86.2)
Net cash (used for) investing activities	(47.9)	(86.2)

Cash flows from financing activities
Borrowings from foreign credit line	3.9	—
Borrowings from senior secured credit facility – new term B loan	171.5	—
Repayments of senior secured credit facility – term B and C loans	(167.0)	—
Issuance costs related to new Senior Secured Credit Facility	(10.3)	—
Borrowings from senior secured credit facility – term C loan	—	79.6
Capital lease obligations and other debt, net	0.6	(0.2)
Activity under stock plans	(0.6)	1.8
Net cash (used for) provided by financing activities	(1.9)	81.2

Effect of exchange rate changes on cash and cash equivalents	1.6	1.7
Net increase (decrease) in cash and cash equivalents	21.7	(8.8)
Cash and cash equivalents at beginning of period	50.9	28.1
Cash and cash equivalents at end of period	$72.6	$19.3

Hexcel Corporation and Subsidiaries

Net Sales to Third-Party Customers by Market Segment

Quarters Ended June 30, 2009 and 2008	Table A

	(Unaudited)
	As Reported			Constant Currency (a)
(In millions) Market Segment	2009	2008	B/(W) %	FX Effect (b)	2008	B/(W) %
Commercial Aerospace	$137.8	$198.7	(30.6)	$(7.0)	$191.7	(28.1)
Space & Defense	74.7	75.0	(0.4)	(2.3)	72.7	2.8
Industrial	64.8	85.8	(24.5)	(9.0)	76.8	(15.6)
Consolidated Total	$277.3	$359.5	(22.9)	$(18.3)	$341.2	(18.7)

Consolidated % of Net Sales	%	%	%
Commercial Aerospace	49.7	55.3	56.2
Space & Defense	26.9	20.8	21.3
Industrial	23.4	23.9	22.5
Consolidated Total	100.0	100.0	100.0

Six Months Ended June 30, 2009 and 2008	Table A

	(Unaudited)
	As Reported			Constant Currency (a)
(In millions) Market Segment	2009	2008	B/(W) %	FX Effect (b)	2008	B/(W) %
Commercial Aerospace	$291.7	$390.6	(25.3)	$(14.9)	$375.7	(22.4)
Space & Defense	152.0	149.3	1.8	(4.9)	144.4	5.3
Industrial	140.9	164.1	(14.1)	(17.8)	146.3	(3.7)
Consolidated Total	$584.6	$704.0	(17.0)	$(37.6)	$666.4	(12.3)

Consolidated % of Net Sales	%	%	%
Commercial Aerospace	49.9	55.5	56.4
Space & Defense	26.0	21.2	21.6
Industrial	24.1	23.3	22.0
Consolidated Total	100.0	100.0	100.0

(a)          To assist in the interpretation of our net sales trend, total net sales and sales by market for the quarter and six months ended June 30, 2008 have been estimated using the same U.S. dollar, British pound and Euro exchange rates as applied for the respective period in 2009 and are referred to as “constant currency” sales.

(b)         FX effect is the estimated impact on “as reported” net sales due to changes in foreign currency exchange rates.

Hexcel Corporation and Subsidiaries
Segment Information	Table B

	(Unaudited)
(In millions)	Composite Materials	Engineered Products	Corporate & Other (a)	Total
Second Quarter 2009
Net sales to external customers	$213.8	$63.5	$—	$277.3
Intersegment sales	6.4	—	(6.4)	—
Total sales	220.2	63.5	(6.4)	277.3

Operating income (loss)	30.3	9.9	(10.5)	29.7
% Operating margin	13.8%	15.6%		10.7%
Adjusted % operating margin (see Table C)	14.2%	15.6%		11.3%

Depreciation and amortization	10.5	1.0	0.1	11.6
Business consolidation and restructuring expenses	—	—	—	—
Stock-based compensation expense	0.5	0.1	0.2	0.8
Capital expenditures	19.6	—	0.2	19.8

Second Quarter 2008
Net sales to external customers	$292.5	$67.0	$—	$359.5
Intersegment sales	10.8	—	(10.8)	—
Total sales	303.3	67.0	(10.8)	359.5

Operating income (loss)	39.7	8.0	(18.4)	29.3
% Operating margin	13.1%	11.9%		8.2%
Adjusted % operating margin (see Table C)	13.5%	11.9%		10.6%

Depreciation and amortization	10.3	1.1	—	11.4
Business consolidation and restructuring expenses	1.2	—	—	1.2
Stock-based compensation expense	0.6	0.1	1.0	1.7
Capital expenditures	40.9	0.7	0.7	42.3

First Six Months 2009
Net sales to external customers	$458.2	$126.4	$—	$584.6
Intersegment sales	15.5	—	(15.5)	—
Total sales	473.7	126.4	(15.5)	584.6

Operating income (loss)	75.3	18.7	(24.4)	69.6
% Operating margin	15.9%	14.8%		11.9%
Adjusted % operating margin (see Table C)	16.1%	14.8%		12.2%

Depreciation and amortization	20.3	2.0	0.2	22.5
Business consolidation and restructuring expenses	—	—	—	—
Stock-based compensation expense	1.8	0.4	3.3	5.5
Capital expenditures	47.0	0.2	0.7	47.9

First Six Months 2008
Net sales to external customers	$570.4	$133.6	$—	$704.0
Intersegment sales	21.9	0.3	(22.2)	—
Total sales	592.3	133.9	(22.2)	704.0

Operating income (loss)	84.1	16.1	(34.5)	65.7
% Operating margin	14.2%	12.0%		9.3%
Adjusted % operating margin (see Table C)	14.5%	12.0%		11.1%

Depreciation and amortization	20.2	2.1	0.1	22.4
Business consolidation and restructuring expenses	1.8	—	—	1.8
Stock-based compensation expense	1.7	0.3	4.9	6.9
Capital expenditures	83.2	1.3	1.7	86.2

(a)         We do not allocate corporate expenses to the operating segments.

Hexcel Corporation and Subsidiaries
Reconciliation of GAAP and Non-GAAP Operating Income	Table C

	Unaudited
	Quarter Ended June 30,		Six Months Ended June 30,
(In millions)	2009	2008	2009	2008
GAAP operating income	$29.7	$29.3	$69.6	$65.7
- Environmental Expense	1.7	7.6	1.7	7.6
- Business Consolidation & Restructuring Expense	—	1.2	—	1.8
- Pension Settlement Expense	—	—	—	2.7
Non-GAAP Operating Income	$31.4	$38.1	$71.3	$77.8
% of Net Sales	11.3%	10.6%	12.2%	11.1%
Includes:
- Stock Compensation Expense	$0.8	$1.7	$5.5	$6.9

Hexcel Corporation and Subsidiaries
Reconciliation of GAAP and Non-GAAP Net Income	Table D

	Unaudited
	Quarter Ended June 30,
	2009		2008
(In millions, except per diluted share data)	As Reported	EPS	As Reported	EPS
GAAP net income	$16.8	$0.17	$26.7	$0.27
- Environmental Expense (net of tax)	1.1	0.01	4.7	0.05
- Tax adjustments (a)	—	—	(11.1)	(0.11)
Non-GAAP net income	$17.9	$0.18	$20.3	$0.21

	Unaudited
	Six Months Ended June 30,
	2009		2008
	As Reported	EPS	As Reported	EPS
GAAP net income	$40.2	$0.41	$49.9	$0.51
- Environmental Expense (net of tax)	1.1	0.01	4.7	0.05
- Tax adjustments (a)	—	—	(13.6)	(0.14)
- Pension Settlement Expense (net of tax)	—	—	1.7	0.02
Non-GAAP net income	$41.3	$0.42	$42.7	$0.44

(a)          The second quarter 2008 tax adjustments include $11.1 million in net benefit primarily related to the reinstatement of U.S. deferred tax assets which had been previously written off. The six months 2008 tax adjustments also include $2.5 million of benefit related to the reversal of valuation allowances against U.S. deferred tax assets recorded in the first quarter.

Management believes that adjusted operating income, adjusted net income and free cash flow, which are non-GAAP measurements, are meaningful to investors because they provide a view of Hexcel with respect to ongoing operating results.  Special items represent significant charges or credits that are important to an understanding of Hexcel’s overall operating results in the periods presented. In addition, management believes that total debt, net of cash, which is also a non-GAAP measure, is an important measure of Hexcel’s liquidity. Such non-GAAP measurements are not recognized in accordance with generally accepted accounting principles and should not be viewed as an alternative to GAAP measures of performance.

Hexcel Corporation and Subsidiaries
Schedule of Net Income Per Common Share	Table E

	Unaudited
	Quarter Ended June 30,		Six Months Ended June 30,
(In millions, except per share data)	2009	2008	2009	2008
Basic net income per common share:
Net income	$16.8	26.7	$40.2	$49.9
Weighted average common shares outstanding	96.9	96.2	96.8	96.2
Basic net income per common share	$0.17	0.28	$0.42	$0.52

Diluted net income per common share:
Net income	$16.8	26.7	$40.2	$49.9
Weighted average common shares outstanding – Basic	96.9	96.2	96.8	96.2
Plus incremental shares from assumed conversions:
Restricted stock units	0.3	0.3	0.5	0.3
Stock Options	0.6	1.3	0.5	1.3
Weighted average common shares outstanding–Dilutive	97.8	97.8	97.8	97.8
Diluted net income per common share	$0.17	0.27	$0.41	$0.51

Hexcel Corporation and Subsidiaries
Schedule of Total Debt, Net of Cash	Table F

	Unaudited
	June 30,	March 31,	December 31,
(In millions)	2009	2009	2008
Notes payable and current maturities of capital lease obligations	$13.2	$6.6	$2.1
Long-term notes payable and capital lease obligations	390.8	392.0	392.5
Total Debt	404.0	398.6	394.6
Less: Cash and cash equivalents	(72.6)	(27.0)	(50.9)
Total debt, net of cash	$331.4	$371.6	$343.7